                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                   __________________________________________

                            AMENDMENT No. 3 to the
                            ----------------------

                                  Form 10-SB
                                  ----------


GENERAL FORM OF REGISTRATION OF THE SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR (g) OF THE SECURITIES ACT OF 1934


                        Commission File Number: 0-28707


                              CARBITE GOLF, INC.

                (Name of Small Business Issuer in its charter)

British Columbia, Canada                                              33-0770893
(State or other jurisdiction                                    (I.R.S. Employer
of incorporation or organization)                            Identification No.)



                            9985 HUENNEKENS STREET
                             SAN DIEGO, CA  92121

                   (Address of principal executive offices)

                   Issuer's telephone number (858) 625-0065


       SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: None

          SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
                          Common Stock, No Par Value

ITEM 1.  DESCRIPTION OF BUSINESS

History and Development of the Company

     Carbite Golf, Inc., through its wholly-owned subsidiary Carbite, Inc., develops, manufactures, and sells golf equipment. Our primary products are putters and wedges, both of which incorporate our patent-protected technology. We also offer irons and wood sets and distribute some products manufactured by others. We market and sell our products through a diverse combination of (i) wholesale sales to on-course and off-course golf retail shops and selected sporting goods retailers; and (ii) direct response sales to consumers through television infomercials, direct mail, telemarketing and the internet.

     The Company was incorporated in 1985 in British Columbia, Canada under the name Q Data Systems, Inc. After a public offering in Canada in 1986, our stock has been publicly traded on the Canadian Venture Exchange (previously Vancouver Stock Exchange) since 1986. From 1985 to 1996, the Company was involved in a variety of non-golf businesses, including electronic devices and an automobile dealership. In 1991, the name was changed to Consolidated Q Data Systems, Inc.

     In September, 1997, we entered the golf business when we completed the acquisition of (i) Carbite, Inc., which had developed a line of wedges and other golf clubs using patented powder metallurgy technology; and (ii) Advanced Golf Systems, Inc. which was Carbite's joint venture partner in a television infomercial for ViperBite clubs. In connection with these acquisitions, we changed our name to Carbite Golf, Inc., effective January 4, 1996.

     We acquired Carbite, Inc. in two steps - in September 1994, we invested $1.4 million U.S. to acquire a 50% interest and an option to acquire the remaining 50%. In September, 1997, our newly incorporated, wholly-owned subsidiary, Carbite Acquisition Corp., acquired the remaining 50% in exchange for 7,078,872 shares - 6,263,872 shares as consideration for the merger and 815,000 shares as bonus shares to management of Carbite, Inc. - and 912,524 share purchase warrants, for a total deemed purchase price of $3,665,435 U.S. Immediately following the acquisition, Carbite, Inc. was merged into Carbite Acquisition Corp. which then changed its name to Carbite Inc.

     We acquired Advanced Golf Systems, Inc. in September, 1997 when our newly incorporated, wholly-owned subsidiary, AGS Acquisition Corp., acquired 100% of its shares in exchange for 700,000 shares of the Company and 700,000 share purchase warrants, for a total deemed purchase price of $362,460. Immediately following the acquisition, Advance Golf Systems, Inc. was merged into AGS Acquisition Corp.

     By December 31, 1998, our only assets were all the stock in Carbite, Inc. and Advanced Golf Systems. Since Advanced Golf's only asset is its joint venture with Carbite, it is considered a discontinued operation and will be formally dissolved by year end 2000.

Proprietary Technology Applied to Golf Clubs

     Our patented metallurgy technology gives us the ability to produce products which we believe have demonstrable benefits over competing products.

     Dual Density
     ------------

     Our technology allows us to fabricate and join different types of metals with different densities into one club head. This gives us the ability to place most of the weight in a clubhead in the heel and toe without any loss of structural integrity. In our Polar Balanced putters, for example, we combine highly dense tungsten at the extreme heel and toe with lightweight aluminum in the center section. Our patented process creates a molecular bonding of these materials into an integrated structure such that the tungsten heel and toe pieces become a functional part of the club head. We believe this is superior to other mechanical techniques which attempt to apply "stick-on" weights to the heel and toe. The net effect of this extreme heel-toe weighting is a bigger sweet spot; the performance impact is that off-center hits will perform better.

     High Friction Inserts
     ---------------------

     Our insert technology permits the molecular bonding of tungsten carbide and diamond particles into a bronze face plate to form a durable roughened striking surface. On wedges, this insert improves the ability of all players to spin the ball and to control their shots. On putters, this insert allows for a putt to start off in a straighter course. Our inaugural insert product was the CheckMate wedge in 1992 and was later extended to other wedges, including the Tour Insert Wedge introduced in 1998 and to certain models of the Polar Balanced Putters.

     Surface Technology and Plating
     ------------------------------

     We have also developed a surface coating process which attaches hard particles to the striking surface by way of a flame spray. This coating has performance benefits similar to the insert, but is less expensive to manufacture. This technology was first used on the ViperBite wedge introduced in mid-1995 and later expanded to ViperBite iron sets. We also used this process on our Carbite Gear Effect Metal Woods (1-3-4-5-7-9) which combines surface coating and an offset head for an easy-to-hit alternative to the long iron.

Products

     Our products are all technically advanced and high quality. The product line extends to all levels of play (from beginners to professionals) and a broad range of retail price points ($100 - $200 for putters and wedges). Through 1999, substantially all our products were sold under the Carbite brand name.

     The following table sets forth the contribution to net sales attributable to our product groups for the periods indicated:



                           Year Ended December 31,


                                   1999                       1998
                                   -----                      ----

Putters                    $15,826,820    85.5%    $12,354,328      78%

Woods                      $   557,327     3.0%    $ 1,876,607      12%

Wedges                     $ 1,758,536     9.5%    $ 1,094,687       7%

Other                      $   370,218     2.0%    $   441,260       3%

Net Sales                  $18,510,901     100%    $15,776,882     100%
                           ===========    ====     ===========     ===

     Polar Balanced Putters
     ----------------------

     In the Polar Balanced Putter, a substantial portion of the total putter-head weight is strategically placed at the toe and heel. This technology is designed to reduce club head rotation at impact, even on off-center hits. The Polar Balanced series of putters are designed to compensate for off-center hits by moving more weight to the heel and toe than most conventionally shaped putters which we believe makes them more accurate and forgiving than other putters.

     Polar Balanced Putters are available in the Z series and the D series. The Z series has six models (ZG, ZH, ZI, ZM, ZP and ZL), all with steel or aluminum shafts. The Z putters have tungsten weights in the extreme heel and toe molecularly bonded to an ultra light center section of aluminum. The ZG and ZH also incorporate our original bronze tungsten-carbide face insert. The D series has seven models (DB, DC, DD, DE, DF, DG, and DH). They are stainless steel with tungsten weights encapsulated in the heel and toe and are offered as a lower price point complement to the Z series.

     Gear Effect Metal Woods
     -----------------------

     Gear Effect Metal Woods are designed to impart proper spin on the ball at the point of impact that keeps it working to the center of the fairway. A mis-hit towards the toe will generally move back to the intended target line. We believe this feature helps to ensure more consistent directional control instead of slices or hooks. The exclusive high friction club face grips the ball at impact. The offset head is designed to prevent slices by keeping the hands ahead of the ball at impact. The lightweight grip and shaft are designed to provide for greater club head speed for increased distance. The sole is designed to pick the ball cleanly from the tightest lies to the deepest rough. Gear Effect Metal Woods are available in Driver, 3 Wood, 4 Wood, 5 Wood, 7 Wood and 9 Wood, all in graphite shafts.

     Tour Insert Wedges
     ------------------


     The Tour Insert Wedge is our current wedge product which incorporates the patented high-friction insert. The insert blends powdered soft bronze with diamond and tungsten carbide particles designed to deliver extended wear and a rough striking surface. This technology was designed to provide performance through spin control so the ball holds the green from any approach shot. Tour Insert Wedges are available in three loft configurations (52E Approach, 56E Sand and 60E Lob) with steel or graphite shafts. We are also in development on a wedge product which will incorporate the heel-toe weighting of the Polar Balanced Putters.

     Tungsten Tour Irons
     -------------------

     Tungsten Tour Irons are designed to bias the weight toward the heel or toe to help square the club face at impact. Unique weighted inserts made from a blend of 70% copper and 30% tungsten are designed to modify the club handling with the goal of reducing hooks and slices. For the long irons, the weighting is moved toward the heel. For shorter clubs, the weight is shifted toward the toe. These irons also feature a progressive offset with a mid-size cavity back head. Tungsten Tour Irons are available in full sets of 3-Iron through Pitching Wedge, in graphite or steel shaft.

     Team Daiwa
     ----------

     In September 1999, we acquired the rights to sell Daiwa products in the United States. Initially, we will introduce Team Daiwa bags and gloves to green grass and off course accounts. At December 31, 1999, this program was still in development.

Product Design and Development

     We believe that the development of new products and the enhancement of current product lines is necessary for our growth and success. Our research and development expenses for 1999 and 1998 were $560,616 and $345,000, respectively. We intend to continue to invest in R&D and product development in the future.

Sales and Marketing

     We sell our products through a variety of trade channels and support these sales through a combination of diverse marketing vehicles.

     Retail Sales. We sell primarily to U.S. retailers. To generate retailer loyalty and maintain a high quality reputation, we do not currently sell to price sensitive general discount warehouses or membership chains. In 1999 and 1998, sales to retailers accounted for approximately 69% and 46% of total sales.

     Retail accounts are handled by a national network of independent sales representatives supported by our executive office and a telemarketing team of 12 employees in San Diego. At

December 31, 1999, we had 32 independent sales representatives who receive a commission on qualifying sales and are free to sell for other golf equipment companies.

     All product orders from retailers and other customers are subject to cancellation or rescheduling by the customer prior to shipment with limited or no penalties. While we believe our relationships with customers is satisfactory, there can be no assurance we will be able to maintain such relationships in the future.

     International Sales. We market our products outside the United States through independent distributors. The primary foreign market is Japan but we also sell to Korea, United Kingdom, Germany, Sweden, Puerto Rico and the Philippines. International sales accounted for 10% and 6% of our net sales for 1999 and 1998.

     Our primary foreign distributor is a United States company, HSN Direct, which sells the Polar Balanced putter and other products through infomercials in Japan. Sales to this distributor were approximately $1,744,668 (9.4% of overall net sales) for 1999 and approximately $1,122,993 (9% of overall net sales) for 1998.

     Customer Service Support. We believe that superior customer service can significantly enhance our marketing efforts. We maintain an in-house customer service department for both wholesale and direct consumer trade and a 24-hour 7-day-a-week telemarketing company answers customer calls generated by our infomercials.

     Advertising and Promotion. We promote our products through a cost-effective combination of public relations, promotion, print advertising, and printed sales materials which invoke the theme of a "material advantage" through technology. We have avoided general image advertising (in television or print), choosing instead to focus the marketing budget on direct response advertising which has a more predictable impact on sales and can be a cost-effective way to simultaneously build brand name recognition, communicate a product story, and sell product. We regularly place direct response advertisements in national print publications such as Golf Digest and Golf World and has used television infomercials for specific products.

     Infomercials. We have successfully used television infomercials to launch new products. The ViperBite in 1995, the Gyroseven utility wood in 1997, and the Polar Balanced Putter in 1998 were all introduced through infomercials. We believe that good infomercials can enhance consumer awareness of products, make immediate sales, and expand the retail customer base.

     Direct Response. In addition to direct response advertising, we pursue direct consumer sales with sophisticated direct mail and telemarketing programs, spearheaded by the Company's in-house telemarketing department in San Diego. These programs include direct mail programs, outbound phone calls and e-mail blasts to current and prospective consumer buyers, website with shopping cart feature for on-line purchasing, internet contests and programs designed to build our consumer data base for future sales, and participation in consumer shows. All these programs are designed to sell product directly to consumers which will build sales and expand brand awareness. Since most direct response sales are made by credit card, we can secure cash payment before shipment without any credit risk or accounts receivable management. Most direct response sales are, however, made with a guaranteed 30-90 day return privilege. Historically, returns range from 20% to 40%. The success of the direct response campaign is dependent on careful management of the return rate.

     Product Endorsements. We promote our products to touring golf professionals. In August, 1999, we entered into a five-year Endorsement Agreement with professional golfer Fuzzy Zoeller whereby Zoeller will play, endorse, and assist in the development of Carbite products worldwide. The Agreement calls for payments to Zoeller in a combination of cash and stock of $138,000 for the first six months (August, 1999 to February 2000) and five annual payments of cash and stock thereafter with a dollar value of $300,000 in Year 2, $300,000 in Year 3, $500,000 in Year 4, $550,000 in Year 5 and $575,000
in Year 6. We have the right to terminate the arrangement if 2001 sales do not reach $25 million. We also have short-term arrangements with Chris Starkjohann (Buy.com Tour), Mary Bryan (LPGA television analyst), and Johnny Gonzales (local San Diego teaching pro).

     Carbite Golf Web Site. Our products are promoted and offered for sale on our internet web site (www.carbitegolf.com).

     Our total advertising and marketing related expenses were approximately $6.2 and $6.5 million for 1999 and 1998.

Manufacturing, Assembly and Raw Materials

     The principal components of our golf clubs (club heads, shafts and grips) are manufactured by outside suppliers and shipped to us for assembly. The suppliers are selected based on the quality of the finished products, materials, dependability and pricing. All club heads are designed by us and we provide the manufacturers with detailed specifications. They are inspected prior to shipment by a quality control inspector employed by us in Taiwan.

     All assembly operations, including painting, stenciling and the application of trade dress, are completed at our facility in San Diego, California. All components are inspected upon arrival from the suppliers and are assembled under the supervision of a full-time quality control inspector who conducts numerous visual inspections at various points along the assembly process.

Dependence on Major Customers

     During 1999 and 1998, no customer accounted for more than 10% of net sales revenue.

Intellectual Property

     We are the owner, by way of assignment by Chester Shira, of eight U.S. registered patents which give the Company the exclusive right to produce golf clubs incorporating the proprietary powder metallurgy processes set forth in them. Eight additional patent applications are pending, but have not been issued. Under a Royalty Agreement dated March 1, 1993, the Company pays Mr. Shira a royalty of $.50 per club using the initial four patents which were assigned in March, 1993. The eight patents are: No. 4,768,787 (issued 9/6/88); No. 4,992,236 (issued 2/12/91); No. 5,062,638 (issued 1/5/91); No. 5,094,810
(issued 3/10/92); No. 5,217,227 (issued 6/8/93); No. 5,669,825 (issued 9/23/97);
No. 5,755,626 (issued 5/26/98); and No. 6,027,010 (issued 2/23/00).

     We sell most of our products under the Carbite brand name. We own the following U.S. registered trademarks: "Carbite;" "Check Mate;" "Multi Density;" "Dual Density;" and "Diatanium." The "Carbite" mark is also registered in Japan and Germany.

Licenses

     We have had success in licensing our technology to other companies.

     In January, 1995, we licensed to Taylor Made Golf Company the rights to use our bronze high friction inserts under the Taylor Made brand name on irons. In March, 1997, that agreement was extended through December 31, 1999. For fiscal years 1999 and 1998, we received royalty fees of $ -0- and $60,101 from Taylor Made.

     On October 28, 1998, we entered into a License Agreement with KZG Golf, Inc. for the brazing of copper tungsten wood heads manufactured for Orlimar Golf's TriMetal wood products. The term of the License Agreement is five years and requires a minimum annual payment of $5,000. For 1999 and 1998, we received $221,308 and $161,571 in royalties from KZ Golf.

Team Daiwa

     In September, 1999, we acquired the rights to distribute Daiwa products in North America and to develop new products using the Daiwa name. Specifically, we entered into two agreements with Daiwa Seiko of Japan:

     A Trademark License Agreement which permits us to use the Daiwa name and other trademarks of Daiwa on golf products in the United States. The term is five years with an option for an additional five-year term. We pay a royalty of 6% of the FOB purchase price on all products sold under the license. The agreement is subject to automatic termination if: Carbite declares bankruptcy; the Distribution Agreement is terminated; Carbite withdraws from the business of manufacturing, selling or distributing Daiwa products; control of Carbite is transferred to a direct golf or fishing tackle competitor of Daiwa, or if any Licensed Products are adjudged to infringe any third party's patent rights. Daiwa may in its sole discretion terminate if Carbite fails to make minimum royalty payments for two consecutive quarters. The annual minimum royalty amounts are $75,000 in Year 1, $225,000 in Year 2, $250,000 in Year 3, $375,000 in Year 4 and
     $450,000 in Year 5.

     A Distribution Agreement which designates us as the exclusive distributor of Daiwa golf products in the United States for a term of five years with an option to renew for an additional five years. The agreement grants Daiwa a warrant, exercisable through September, 2002, to buy 300,000 shares of our common stock at fair market value. We are also required to pay 10% of Daiwa net sales for advertising and promotion of Daiwa products in the United States. The Agreement is subject to automatic termination if:
     Carbite declares Bankruptcy; the License Agreement terminates; Carbite withdraws from the business of manufacturing, selling or distributing Daiwa products; control of Carbite is transferred to a direct golf or fishing tackle competitor of Daiwa; or any Daiwa products are adjudged to infringe the patent of a third party. The Agreement also terminates if Carbite fails to meet the Minimum Purchase Obligation for two consecutive years. Under the Minimum Purchase Obligation, Carbite is required to "undertake to purchase" Daiwa products totaling 50% of annual target amounts of $3.5 million (9/16/99 - 9/15/2000), $10 million (9/16/00 - 9/15/01), $15 million
     (9/16/01 - 9/15/02), $20 million (9/16/02 - 9/15/03), and $25 million
     (9/16/03 - 9/15/04).

Employees

     As of December 31, 1999, we had 75 full-time employees, including 30 in product assembly and shipping, 28 in sales and marketing, and 17 in management, finance and administration. The employees are not represented by a union, and we consider our relations with employees to be satisfactory.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations addresses our performance for the fiscal years ended December 31, 1999 and 1998, and should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB.

     Carbite, Inc.'s net sales are primarily derived from sales of golf equipment to on-course and off-course golf shops, selected sporting goods retailers, international distributors and direct sales to consumers. Carbite, Inc.'s net sales are accounted for on an accrual basis for all wholesale sales and on a cash basis for direct consumer sales.

     Carbite, Inc. does not manufacture the components required to assemble its golf clubs, relying instead on component suppliers. Costs of the clubs consist primarily of component parts, including the head, shaft and grip. Cost of goods sold also includes labor and occupancy costs in connection with the inspection, testing and assembly of component parts at our facility in San Diego, California. Operating expenses are composed primarily of selling and marketing expenses, general and administrative expenses, and research and development expenses. Selling and marketing expenses include advertising, marketing, salaries and commissions.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     The following table sets forth the operating results expressed as a percentage of net sales for the periods indicated.

               Statement of Operations  (Year Ended December 31)


                                            1999                 1998

Net Sales                                18,510,901  100.0%  $15,776,882  100.0%

Cost of goods sold                        9,468,562   51.2%    6,775,240   43.0%

Gross profit                              9,042,339   48.8%    8,991,642   57.0%

Operating expenses                        8,674,002   47.0%    8,057,785   51.0%

Net operating income                        368,337    2.0%      933,857    6.0%

Other expense                                 2,051    .01%       52,724     .4%

Amortization of goodwill and def costs      539,842    2.9%      531,860    3.4%

Gain on discontinued printing operation      66,673     .4%          -0-    0.0%

Loss on disposal of fixed assets                -0-      0%       57,954    0.4%

Income (loss) before income taxes          (106,883)   -.6%      291,319    1.8%

Income taxes                                 98,600     .5%       52,800    0.3%

Net income (loss)                          (205,483)  -1.1%      238,519    1.5%


Net Sales
---------

     Net consolidated sales for Carbite Golf Inc. for 1999 were $18.5 million compared to $15.8 million for 1998. This increase in sales was principally due to increases in sales of our Polar Balanced Putter product line to retail accounts and the further growth of our total account base from approximately 2,000 to approximately 4,000. Absent new product introductions, we do not anticipate continued high growth in the sales of the Polar Balanced Putter because the product now has good retail penetration and the infomercial which launched the product line has now reached the end of its natural lifecycle.

Gross Profit
------------

     Gross profit, as a percentage of sales, decreased to 49% in 1999 from 57% in 1998, primarily because of a change in the mix of our sales between infomercial and retail. Infomercial sales are made directly to consumers at retail prices. Sales to retailers are at wholesale prices. We launched the Polar Balanced Putter by infomercial in 1998 and then introduced it to retail. Initially, the majority of sales are high margin infomercial sales which are ultimately overtaken by lower margin but higher volume sales to retail accounts. In 1999, the percentage of sales to retailers was larger than in 1998. We anticipate that this trend toward more traditional wholesale margins near 50% will continue as our brand matures and infomercial sales become a decreasing percentage of overall sales.

Operating Expenses
------------------

     Operating expenses, including R&D, increased to $8,674,002 for 1999 compared to $8,057,785 for 1998, but decreased as a percentage of sales to 47% in 1999 versus 51% in 1998. This decrease was principally due to reduced Selling Expenses as noted below.

Selling Expenses
----------------

     Selling expenses were $6,216,698 in 1999 versus $6,454,481 in 1998 but were less as a percentage of sales in 1999 vs. 1998 at 33.6% versus 40.9%. As we rolled back our Polar Balanced Putter infomercial, media spending was decreased.

G&A Expenses
------------

     The G&A expenses increased to $1,896,688 in 1999 from $1,309,429 in 1998, to 10.2% of sales in 1999 vs. 8.3% of sales in 1998. There were additional administrative personnel added in 1999 to plan and organize further growth as well as the expense associated with a new upgraded computerized information system. We also had increased expense for Bad Debt, including a reserve of $120,000 for one significant customer. Bad debt expense for 1999 was $396,505 and we ended the year with a reserve for doubtful accounts totalling $240,000. Any further deterioration in Accounts Receivable beyond that reserve would dramatically change operating results.

Research and Development Expenses
---------------------------------

     R&D increased in 1999 to $560,616 versus $345,900 in 1998. This spending was in improvements of Z series putters and development time of the new Polar Balanced Wedge to be introduced in 2000. There was also expense in improving the various insert materials and processes for the current putters and wedges. R&D expenses will continue to be substantial, particularly as we further develop the Polar Balanced Wedge and a new family of putters.

Other Expenses
--------------

     Other expenses were the same for amortization of deferred costs, patents, and goodwill. These costs were $539,842 in 1999 and $531,860 in 1998. There was a loss on the sale of assets in 1998 of $57,954 vs. no dispositions in 1999. The dissolution of the printing subsidiary in Canada produced other income of $66,673 in 1999 vs. expenses from the operation of $52,025 in 1998.

Income Taxes
------------

     These provisions are computed at a combined rate of 43% for U.S. Federal and State income taxes with exceptions of nondeductible goodwill and some U. S. future tax assets from losses carried forward and unclaimed research and development expenditures.

Capital Expenditures
--------------------

     Capital expenditures were $400,990 in 1999 and $354,115 in 1998, an increase of $46,875, principally due to an investment in software for an improved information system. This system will help in our future growth.

Liquidity and Capital Resources
-------------------------------

     We have historically financed our business through cash flow from operations and the private placement of equity and/or debt securities. Such funds have been supplemented from time to time with short-term borrowings from commercial lenders.

     In February, 1998, $842,000 was raised through private equity placements made outside the United States. In February 1999, an additional equity of approximately $530,000 was raised through the exercise of 1,454,545 warrants issued in a February, 1997 private placement made outside the United States. An additional $100,000 of equity was raised in March, 1999 through the exercise of employee options.

     In April, 1998, we borrowed $500,000 from a private party to finance the initial launch of the Polar Balanced putter infomercial. The Loan Agreement dated August 14, 1998 with James A. Henderson and Susan V. Henderson, as Co-Trustees of The Henderson Living Trust, ("Henderson") provided for a term of one year at an interest rate of 10% and included a conversion provision whereby Henderson had the right to convert the loan to units of the Company's stock and warrants to purchase an additional share. In November, 1998, Henderson converted $250,000 of the loan to 678,750 units. In December, 1998, the Company repaid the remaining $250,000 of the loan.

     We have two commercial credit facilities, both with Scripps Bank in San Diego, California, including a $1,000,000 Revolving Credit Facility, which expires on November 15, 2000 and a $60,000 term equipment loan due November 15, 2002. As of December 31, 1999, we had drawn $191,925 under the Credit Facility and the full balance of $60,000 remained due on the equipment loan. Both credit facilities are at the lender's general refinance rate of interest. The Revolving Credit Facility is collateralized by our accounts receivable. The equipment loan is collateralized by the equipment purchased from the loan proceeds.

     Net cash used by operating activities was $782,769 for the year ended December 31, 1999 compared to $10,979 net cash provided in 1998. The company had cash on hand at December 31, 1999 of $660,000.

     We believe that, as of December 31, 1999, current cash, cash flow from operations, and the Company's $1,000,000 credit facility should be sufficient to meet operating needs and capital expenditures to maintain sales at the current levels. But, to finance additional growth and new product introductions planned through fiscal years 2000 - 2001, we believe it will require approximately $1,000,000 in equity or debt private placement financing. We are currently pursuing private placement arrangements. We are also investigating possible financing from asset lenders, particularly as our inventory levels rise for a new year. And we are pursuing internal programs designed to increase profitability and hence improve internal cash flow.

Computer Systems and Year 2000 Compliance

     As of May 1, 1999, we initiated a system-wide upgrade of all computer systems which are intended to provide state-of-the-art systems and hardware for financial, manufacturing, customer services and telemarketing functions. The system was operational by December 1, 1999 and has not experienced any Year 2000 problems. Total costs associated with the new system, including Year 2000 compliance, were approximately $100,000. Overall, the new system has improved operations, although there remain some on-going implementation difficulties.

Risk Factors That May Affect Future Results and Financial Condition

     The Company's operations and financial results are subject to numerous risks, many of which are beyond the Company's control, including:

     Dependence on Polar Balanced Putter

     During 1999 and 1998, approximately 85.5% and 81.9% of our net sales were derived from sales of the Polar Balanced Putter line. Such sales are expected to account for a substantial portion of our net sales for some time. A decline in demand for, or average selling prices of, the Polar Balanced Putter would have a material adverse effect on our business. By December 31, 1999, the informercial program which first introduced the Polar Balanced Putter had nearly reached the end of its useful life and can not be expected to drive substantial sales into the future.

     Our continued growth and success depend, therefore, on our ability to successfully develop and introduce new products accepted in the marketplace. Historically, a large portion of new golf club technologies and designs have been rejected by consumers. No assurance can be given that new products we are developing now or will develop in the future will meet with market acceptance. Plus, our competitors are always working on new products. Accordingly, our operating results could fluctuate as a result of the amount, timing and market acceptance of new product introductions by us and our competitors.

     Our Clubs Must Comply With USGA Regulations

     The design of new golf clubs is greatly influenced by the rules and interpretations of the U.S. Golf Association ("USGA"). Although the golf equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, we believe it is critical that new clubs comply with USGA standards. No assurance can be given that any new products will receive USGA approval or that existing USGA standards will not be altered in ways that adversely affect the sales of our products.

     We Need to Develop and Protect Proprietary Technology

     Our ability to compete effectively in the golf club market will depend, in part, on our ability to maintain the proprietary nature of our technologies and products. We own, by way of assignment from Chester Shira, eight U.S. patents which are incorporated in some of our products. These patents may, however, have limited commercial value or may lack sufficient breadth to adequately protect the aspects of our products to which the patents relate. The Company's U.S. patent rights do not preclude competitors from developing or marketing products similar to our products in international markets.

     There can be no assurance that competitors, many with greater resources than us, will not apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products.

     We are Dependent on Continued Growth in the Golf Industry

     Our financial performance is dependent in large part upon the current and anticipated market demand for golf equipment. During 1998 and early 1999, the golf equipment industry experienced periods of oversupply. There can be no assurance that such growth will return and that the slowdown will not continue. A reduced rate of growth in the demand for golf equipment due, for example, to competitive factors, technological change or otherwise, may materially adversely affect the markets for the Company's products.

     We are a Small Player in a Highly Competitive Industry

     The market for golf clubs is highly competitive. Our competitors include a number of established companies, most of which have greater financial and other resources. We could, therefore, face substantial competition from existing or new competitors that introduce and successfully promote golf clubs that achieve market acceptance. There can be no assurance that our marketing strategy will not be emulated by others, thereby diluting our message or forcing us to adopt a new marketing strategy. Such competition could result in significant price erosion or increased promotional expenditures, either of which could have a material adverse effect on the business. There can be no assurance that we will be able to compete successfully against current and future sources of competition.

     We are in a Seasonal Business Dependent on Discretionary Consumer Spending

     Golf generally is regarded as a warm weather sport and sales of golf equipment historically have been strongest during the second and third quarters, weakest during the fourth quarter. Sales of golf clubs are dependent on discretionary consumer spending and, as such, may be affected by general economic conditions. A decrease in consumer spending generally or in golf spending specifically could result in decreased spending on golf equipment, which could have a material adverse effect on our business. Because most operating expenses are relatively fixed in the short term, we may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall. If technological advances by competitors or other competitive factors require us to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, our business could be materially adversely affected. Accordingly, we believe that period- to-period comparisons of results of operations should not be relied upon as an indication of future performance. The results of any quarter are not indicative of results to be expected for a full fiscal year.

     We Will Need Future Capital and Additional Financing

     We estimate that we may need significant funding, in addition to our present capital, to be able to fully develop and expand our business. Our future capital requirements will depend upon many factors, including the extent and timing of acceptance of our products in the market, commitments to third parties to develop and manufacture products, the progress of our R & D efforts and our operating results. In 1999, we raised approximately $942,000 in additional capital.

     We Must be Able to Manage Growth

     We recently experienced a period of rapid growth that has resulted in new and increased responsibilities for existing management personnel. Our growth has placed, and is expected to continue to place, a strain on our systems and resources to accommodate this recent growth. To compete effectively and manage future growth, if any, we will be required to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expend, train, motivate and manage our workforce. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support its existing or future operations. Any failure to implement and improve our financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the business.

     We Are Dependent on Key Personnel

     Our success depends upon the performance of our senior management team. There is strong competition for qualified personnel in the golf club industry, and the inability to continue to attract, retain and motivate other key personnel could adversely affect our business.

     We Review Possible Acquisitions, But They Can Be Risky

     We regularly review possible acquisition opportunities and may make future acquisitions of complementary services, technologies, product designs or businesses in the future. We have no letters of intent or agreements for any acquisitions. There can be no assurance that future acquisitions, if any, will be completed or that, if completed, any such acquisition will be effectively assimilated into our business. Acquisitions involve numerous risks, including, among others, loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel and operations of the acquired company, the potential disruption of our ongoing business, the maintenance of uniform standards, controls, procedures and policies, and the impairment of our reputation and relationships with employees and customers. In addition, any future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on our business.

     Outstanding Options and Warrants May Dilute Ownership

     As of December 31, 1999, there were outstanding options to purchase an aggregate of 2,944,240 shares of common stock and outstanding warrants to purchase an aggregate of 791,250 shares of common stock. As of December 31, 1999, we had 22,426,486 shares of common stock outstanding. The exercise of such outstanding options and warrants would dilute the percentage ownership of our stock, and any sales in the public market of common stock underlying such stock options could adversely affect prevailing market prices for the common stock. Moreover, the terms upon which we would be able to obtain additional equity capital could be adversely affected by the existence of such options or warrants.

     We Sell to Customers Who May Present Unknown Credit Risks

     We primarily sell our products to golf equipment retailers and distributors, and directly to customers via infomercials and direct response programs. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from these customers. The 1998-1999 downturn in the retail golf equipment market resulted in delinquent or uncollectible accounts for some of our customers. Management does not foresee any immediate improvement in the golf equipment market, and therefore expects this trend to continue. Accordingly, there can be no assurance that our results of operations or cash flows will not be adversely impacted by the failure of our customers to meet their obligations.

     We Must Keep Up With Technological Changes

     The manufacture and design of golf clubs has undergone significant changes with respect to design and materials in recent years. The introduction of new or enhanced technologies or designs by competitors could render our products less marketable. Our ability to compete successfully will depend to a large degree on our ability to innovate and respond to changes and advances in its industry.

     We Face The Risk of Technical Problems or Product Defects

     There is no assurance, despite testing and quality assurance efforts, that technical problems or product defects will not be found, resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and support costs, any of which could have a material adverse effect on the Company's business. Moreover, there is no assurance that we will not experience difficulties that could delay or prevent the development and introduction of products and services, that new or enhanced products and services will meet with market acceptance, or that advancements by competitors will not erode our position or render our products and services obsolete.

     We Depend on a Limited Number of Component Suppliers

     We assemble all of our branded clubs at the San Diego facility. We do not manufacture the components required to assemble the golf clubs. We are dependent on a limited number of suppliers and do not have written supply agreements with any of them. Three suppliers for heads, all based in the Far East; three suppliers for shafts, all based in the Far East; and three suppliers for grips, one based in the Far East. Therefore, our success will depend on maintaining our relationships with existing suppliers and developing relationships with new suppliers.

     We plan our orders to manufacturers based upon the forecasted demand for our products. Actual demand may be more or less than the forecasted demand. Since our overseas club head vendors generally require at least 45-60 days lead times to produce heads after a purchase order is placed, and since shipments from these vendors average 20-25 days, our ability to quickly expand our manufacturing capacity for new products is limited. If we are unable to produce sufficient quantities of new products in time to fulfill actual demand, it could limit our sales and adversely affect our financial performance. If actual demand is less than forecasted, we could have excess inventories and related obsolescent charges that could adversely affect financial performance.

     We Rely on Independent Domestic Sales Representatives

     Sales of our products are dependent, in part, on a nationwide network of independent sales representatives. While we believe that our relationships with sales representatives and customers are satisfactory, there can be no assurance that we will be able to maintain such relationships. Our sales representatives are not exclusive and may also provide services for other golf club equipment manufacturers that offer product lines competitive with ours. Although we work closely with our sales representatives, we cannot directly control such representatives' sales and marketing activities. There can be no assurance that these representatives will effectively manage the sale of our products or that our selling efforts will prove effective.

     We Rely on Foreign Distributors for International Sales

     During 1999 and 1998, sales to international customers, primarily through one customer which markets products in Japan, accounted for approximately 9.4% and 6.0% of our net sales. Accordingly, if this distributor ceases to purchase golf clubs, sales will be reduced significantly. We rely exclusively on this and other foreign distributors to market and sell our products outside the United States. Although we work closely with its foreign distributors, we cannot directly control such distributors' sales and marketing activities and, accordingly, cannot manage our product sales in foreign markets. Our foreign distributors may also distribute, either on behalf of themselves or other golf club equipment manufacturers, other product lines, including product lines that may be competitive with ours. Additionally, our international sales may be disrupted or adversely affected by events beyond our control, including currency fluctuations and political or regulatory changes.

     Forward-Looking Statements

     This Form 10-SB contains "Forward-looking statements" about our plans, strategies, objectives, expectations, intentions, anticipated growth, and possible acquisitions. Other statements that are not historical facts may also be forward-looking statements. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are generally intended to identify forward-looking statements. These statements are only predictions and actual results could differ materially . Factors that might cause such a difference are discussed throughout this form 10-SB including the section "Risk Factors" on pages 13 to 18. Any forward-looking statement speaks only as of the date we made the statements.


ITEM  3.   DESCRIPTION OF PROPERTY

     For all of 1999, our principal offices were located at 6330 Nancy Ridge Drive in San Diego, California. In October, 1999, we entered into a lease for new facilities located at 9985 Huennekens Street, San Diego, California. We relocated to the new facility in February, 2000, after expiration of the prior lease in January, 2000. The new facility includes approximately 26,000 square feet of office, warehouse, manufacturing and research and development space. The base rent is $20,185 per month and our lease runs through February, 2004.


ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 1999 by: (i) each person who is known to own beneficially more than five percent of the Company's common stock; (ii) each of the Company's directors; (iii) each Named Executive Officer; and (iv) all directors and executive officers as a group.

                                                                  Amount of
                                                                Common Stock      Approximate
                                                                and Nature of      Percent of
                                                                 Beneficial        Beneficial
Name and Address of Beneficial Owner/(1)/                        Ownership       Ownership/(2)/
-----------------------------------------                      ---------------  ----------------
Chester S. Shira/(3)/........................................        4,568,130            20.36%
Michael A. Spacciapolli(4)/..................................        1,587,694             7.07%
Randie Burrell/(5)/..........................................          234,400             1.04%
David Nairne/(6)/............................................          349,570             1.56%
James Henderson/(7)/.........................................        1,465,072             6.53%
All directors and executive officers as a group (5 persons)..        8,204,866            36.50%

_______________
(1) Unless otherwise indicated, the address of each person is in care of the Company at 9985 Huennekens Street, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of December 31, 1999 are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage owned by any other shareholder listed. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shares as beneficially owned by them.

(2) Percentage ownership is based on 22,426,486 shares outstanding as of December 31, 1999.

(3) Includes 239,620 shares which Mr. Shira has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of December 31, 1999.

(4) Includes 1,164,120 shares which Mr. Spacciapolli has the right to acquire upon exercise of outstanding options and all of such options were exercisable as of December 31, 1999.

(5) Includes 77,500 shares which Mr. Burrell has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of December 31, 1999.

(6) Includes 20,000 shares which Mr. Nairne has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of December 31, 1999.

(7) Includes a warrant to acquire 678,750 shares of Common Stock exercisable at $.80 per share through April, 1999, and exercisable at $.95 per share through April, 2000, and all of the shares underlying the warrant are exercisable as of December 31, 1999.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     As of December 31, 1999, the directors and executive officers of the Company were as follows:

Name                              Age     Position
----                              ---     --------
Chester S. Shira...............   71       Director of Research and Development and Chairman of the Board
Michael A. Spacciapolli........   47       President, Chief Executive Officer and Director
Randie Burrell.................   47       Chief Financial Officer
David Nairne...................   45       Director
James Henderson................   48       Director

     Chester S. Shira is the founder of our wholly-owned subsidiary, Carbite, Inc., and has been our Chairman of the Board since 1988. From 1988 to 1994 he also served as President and Chief Executive Officer of the Company. Mr. Shira has been Chairman of the Board and Director of Research and Development since 1997. Mr. Shira spent 11 years managing all aspects of welding, forging and metal finishing development for North American Rockwell and four years with Lincoln Electric Company, working in the areas of application engineering and process controls. He has over 40 years experience as a metallurgist and welding engineer. Mr. Shira has a BA from Ohio State University, and is a registered professional metallurgical engineer in California and Ohio.

     Michael A. Spacciapolli joined Carbite, Inc. in 1992 as Executive Vice President. He has been the President, Chief Executive Officer and a Director of Carbite, Inc. since 1995 and was the Chief Financial Officer from 1992 to 1998. Mr. Spacciapolli has been the President, Chief Executive Officer and a Director since 1997. From 1988 to 1992, Mr. Spacciapolli was the Director of Business Development for the accounting firm of Sterres, Alpert and Carne. Prior to joining Sterres, Alpert and Carne, Mr. Spacciapolli was a Vice President and District Manager for Wells Fargo Bank with responsibility for 18 branch locations and over 200 employees in San Diego. Mr. Spacciapolli has a BS in Accounting from Rochester Institute of Technology. In May, 2000, Mr. Spacciapolli was named Vice Chairman and John Pierandozzi was named President.

     Randie Burrell joined the Company as Chief Financial Officer in 1998. From June 1995 through August 1997 he was the Managing Partner of the ViperBite Company, a partnership between Advanced Golf Systems, Inc. and Carbite, Inc. From 1993 to 1995 he was the Chief Financial Officer for Advanced Golf Systems, Inc. In May, 2000, Mr. Burrell resigned to join another company.

     David Nairne was appointed as a director in 1996. Mr. Nairne is President of Cedaridge Development and Management LTD, a private company in real estate based in Vancouver,

Canada. Cedaridge provides equity financing to other developers, as well as undertaking developments for its own account in both Canada and the United States. Prior to joining Cedaridge, Mr. Nairne was Vice President of Communities Southwest in Irvine, California from August, 1993 to November, 1995. Communities Southwest was a major developer of residential communities throughout southern California. Mr. Nairne received his Bachelor of Commerce degree in 1997 and his Bachelor of Laws degree in 1978.

     James Henderson was elected as a director in May, 1999. Mr Henderson was the Chief Executive Officer of Advanced Machine Programming from 1980- 1996. From 1996 to present, Mr. Henderson has been a consultant.

     We have a currently effective directors and officers liability insurance policy.

ITEM 6.   EXECUTIVE COMPENSATION.

     The following table sets forth compensation paid for the fiscal years ended December 31, 1999 and 1998 to the Chief Executive Officer and the other executive officers (collectively the "Named Executive Officers") whose total annual salary and bonus exceed $100,000 in the fiscal year ended December 31, 1999.

                                 Summary Compensation Table

                                                                                                        Long Term
                                                                                                       Compensation
                                                               Annual Compensation/(2)/                   Awards
                                                           ---------------------------------            --------

                                                                                                       Securities
                                                                                      Other Annual     Underlying        All other
                                                               Salary      Bonus      Compensation   Options/SAR's     Compensation
Name and Principal Position                           Year      ($)         ($)         ($)/(3)/          ($)            ($)/(1)/
---------------------------                           ----     -----        ---          ------      ------------          -----
Chester S. Shira, Chairman of the Board and            1999    140,000     25,000          174,637
Director of Research and Development                   1998    128,817     30,000          168,445           75,000
                                                       1997    128,817                     124,181


Michael A. Spacciapolli, President and Chief           1999    150,000     12,500                           697,500
Executive Officer                                      1998    140,719     60,000                           125,000
                                                       1997    140,719


Randie Burrell, Chief Financial Officer/(1)/           1999    120,000                                       10,000
                                                       1998     96,000                                       47,500

_____________
   (1)    Mr. Burrell joined the Company in 1998.

   (2) The compensation described in this table does not include certain perks and other personal benefits received by the Named Executive Officers, the value of which does not exceed the lesser of $50,000 or 10% of the Named Executive Officers total annual salary and bonus.

  (3) Represents royalties paid to Mr. Shira pursuant to a Royalty Agreement dated March 1, 1993 between the Company and Mr. Shira and pursuant to an arrangement with the Company whereby he received 1/3 of all royalties received from licensee KZ Golf.

Option Grants in Last Fiscal Year

     The following table sets forth information concerning stock option grants made to the Chief Executive Officer and each of the other Named Executive Officers for the fiscal year ended December 31, 1999:

                                   Option/SAR Grants in Last Fiscal Year

                                                                         Individual Grants
                                           -----------------------------------------------
                              Number of            % of Total
                              Securities         Options/SAR's
                              Underlying           Granted to
                            Options/SAR's          Employees           Exercise or
Name                         Granted (#)         in Fiscal Year     Base Price ($/Sh)     Expiration Date
----                        --------------       --------------     -----------------    ----------------
Michael A. Spacciapolli            450,000            37.0%           $0.85 (Cdn)         March 26, 2004

Michael A. Spacciapolli            247,500            21.0%           $0.77 (Cdn)         March 23, 2004

Randie Burrell                      10,000             1.0%           $0.42 (Cdn)        December 31, 2004

Option Exercise and Holdings

     The following table sets forth information concerning option exercises and option holdings for the year ended December 31, 1999, with respect to Chief Executive Officer and the Named Executive Officers:

                                                                        Aggregate Option/SAR Exercises in Last Fiscal Year
                                                                               and Fiscal Year End Option/SAR Values
                                                                  ---------------------------------------------------------------

                                                                          Number of Unexercised            Value of Unexercised
                                                                             Options/SAR's at           In-The-Money Options/SAR's
                                               Value Realized Market         Fiscal Year End          at Fiscal Year End ($U.S.)(1)
                           Shares Acquired on  Price at Exercise less  ----------------------------   ------------------------------
Name                         Exercise (#)          Exercise Price      Exercisable    Unexercisable   Exercisable      Unexercisable
---                          ------------       --------------         ----------------------------   ------------------------------
                                                ($US)
                                                ----
Chester S. Shira                    ---                    ---             239,620           --             -0-             ---
Michael A. Spacciapolli         150,000               $ 20,689           1,164,120           --             -0-             ---

Randie Burrell                      ---                    ---             77,500            --             -0-             ---

___________________
     (1) Based on the closing price of $.43 Canadian on the Vancouver Stock Exchange on December 31, 1999 with a U.S. conversion rate of 1.45.

Compensation of Directors

          We reimburse directors for expenses in connection with attending Board and Committee meetings, but do not pay them for serving as Directors.

Employment Agreements

     We have maintained employment agreements with Messrs. Spacciapolli and Shira, which provide for employment for a three year term beginning September 3, 1997, at an annual salary of not less than $125,000, and such other periodic and extraordinary compensation deemed appropriate by the Board. Following the three year term, their employment shall renew automatically for one year on each anniversary date unless either party provides notice of non-renewal.

     Messrs. Spacciapolli and Shira's employment agreements also provide that in the event their employment is terminated pursuant to the employment agreement, or a notice of non-renewal is issued by the Company, they shall continue to be paid for a period of six months. In the event either of them are terminated other than pursuant to the employment agreements, they shall each receive the compensation provided for in their employment agreements for the remainder of the term.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a Royalty Agreement dated March 1, 1993, we pay royalties to Chester S. Shira, Director of Research and Development and Chairman of the Board. The Royalty Agreement provides for a royalty of $.50 per club on clubs employing any of the inventions set forth in the four patents assigned to us by Mr. Shira in March, 1993. The term of the Agreement is coextensive with the life of each of the four patents. Thereafter, as to the inventions underlying each patent, the Agreement may be extended upon mutual agreement with a royalty of $.30 on each club. All royalty payments are current. For 1999 and 1998, we paid Mr. Shira a total of $115,017 and $99,381, in connection with the 1993 Royalty Agreement.

     We have also paid Mr. Shira royalties in connection with licenses of other patents owned by the Company to certain third parties. In 1999 and 1998, we paid Mr. Shira $58,600 and $67,398 as one-third of all royalties we received in 1999 and 1998 from KZ Golf in connection with our License Agreement with KZ Golf dated October 28, 1998. In 1998, we paid Mr. Shira $1,667 as one-third of the royalties received by us from New Abiding.

     By an Agreement dated April 14, 1998, James A. Henderson (a Director as of May 19, 1999) and Susan V. Henderson as Co-Trustees of the Henderson Living Trust ("Henderson") made a loan to the Company in the amount of $500,000. The loan term was for a period of one year (callable after six months) at an interest rate of 10%. The loan agreement included a conversion provision under which Henderson had the right to convert the loan amount into units consisting of one share of common stock and one two-year warrant (collectively, "Units") to purchase an additional common share at CDN $.80 in the first year and CDN $.95 in the second year at a price per unit of CDN $.80 per unit. In November, 1998, the units were repriced to $.52 Canadian with the warrant repriced at $.52 in the first year and $.60 Canadian in the second year. As incentive to make the loan, Henderson was paid a "Bonus" equal to 12% of the $500,000 loan, paid in shares of common stock at a per share price of CDN $.80 per share. In November, 1998, Henderson converted $250,000 of the loan to 678,750 Units, which included one share of common stock at $.52 Canadian per share with one two-year warrant to purchase an additional share at $.52 Canadian in the first year and $.60 Canadian in the second year. The remaining $250,000 of the loan was repaid by the Company on December 4, 1998. The proceeds of this loan were used to finance the initial launch of the Polar Balanced Putter infomercial at a time when we did not have ready access to adequate credit or capital to launch the infomercial.

     The initial conversion price on The Henderson loan of CDN $0.80 per share was not in the money relative to the market price at the date it was set. When the conversion price was reduced to CDN $0.52 per unit in November 1998, the market price was not in excess of the revised conversion price. Accordingly, at neither the initial agreement nor the repricing date was there a beneficial conversion option which would require recognition in accordance with EITF 98-5. The bonus shares issued as an incentive to make the loan were recorded at their fair value at the issuance date and recognized as an expense in the statement of operations.

     During the year ended December 31, 1999, Messrs. Spacciapolli and Shira were paid $162,500 and $165,000, respectively, in salary and bonus.

     Randie Burrell, the Chief Financial Officer, has been granted options to acquire a total of 77,500 shares of Common Stock, of which 17,500 shares are exercisable at $.80 Canadian per share, and the remaining 60,000 shares are exercisable at $.60 Canadian per share.

     Mr. Nairne, a director, has been granted an option to acquire a total of 20,000 shares of Common Stock, exercisable at $.60 Canadian per share.

     Chester S. Shira, Director of Research and Development and a Director, has been granted options to acquire a total of 239,620 shares of Common Stock, exercisable at $.60 Canadian per share.

     Michael A. Spacciapolli, the President, Chief Executive Officer and a director, has been granted options to acquire a total of 1,164,120 shares of Common Stock. 607,000 shares are exercisable at $.01 Canadian per share; 139,620 shares are exercisable at $.60 Canadian per share; 247,500 shares are exercisable at $.77 Canadian per share, and 170,000 shares are exercisable at $.85 Canadian per share.


ITEM  8.   LEGAL PROCEEDINGS

     None


ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Common Stock Market
-------------------

     Our common stock trades on the Canadian Venture Exchange, Canada under the symbol "CAB." The following table sets forth for the periods indicated the high and low closing prices for the common stock provided by the Canadian Venture Exchange.

          Fiscal Year 1999
          ----------------

          First Quarter                                      $1.16       $.55
          Second Quarter                                      1.05        .62
          Third Quarter                                        .80        .53
          Fourth Quarter                                       .65        .35

          Fiscal Year 1998
          ----------------
          First Quarter
          Second Quarter                                     $1.02       $.50
          Third Quarter                                        .80        .60
          Fourth Quarter                                      1.02        .60
                                                               .80        .40

     We have authorized capital stock of 50,000,000 shares of common stock, no par value.

     As of December 31, 1999, we had 22,426,486 shares of common stock outstanding, with approximately 192 holders of records.

     We have not paid or declared any cash dividends on shares of our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the operation and growth of our business.

     In May, 1999 the shareholders authorized the Board to implement a 1:4 reverse split, but as of December 31, 1999, the Board has taken no action.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

Sales to United States Residents

     From December 1, 1996 through December 31, 1999, the Company sold or issued the following securities to persons or entities who are resident in the United
States:

     1. In January, 1997, the Company granted an option to purchase 50,000 shares of common stock at an exercise price of $1.50 Canadian per share to a director. The option expired unexercised.

     2. In August, 1997, in connection with the Company's acquisition of Carbite, Inc., the Company issued an aggregate of 6,263,872 shares of common stock to the shareholders of Carbite Inc. in exchange for all of the then issued and outstanding shares of Carbite, Inc.

     3. In August, 1997, in connection with the Company's acquisition of Advanced Golf Systems, Inc. ("Advanced"), the Company issued an aggregate of 700,000 shares of its common stock and warrants to purchase an additional 700,000 shares to the shareholders of Advanced in exchange for all of the then issued and outstanding shares of Advanced. The warrants expired unexercised.

     4. In August, 1997, the Company granted an option to purchase 450,000 shares of common stock at an exercise price of $1.50 Canadian per share to a director. The option expired unexercised.

     5. In September, 1997, in connection with the Company's acquisition of Carbite, Inc., the Company granted an option to purchase 607,000 shares of common stock at an exercise price of $.01 Canadian per share to Michael A. Spacciapolli, the Company's President.

     6. In October, 1997, the Company granted options to purchase an aggregate of 435,000 shares of common stock at an exercise price of $1.00 Canadian per share to officers, directors and employees and ten consultants of the Company.

     7. In December, 1997, the Company granted an option to purchase 7,500 shares of common stock at an exercise price of $.75 Canadian per share to a consultant to the Company.

     8. In February, 1998, the Company granted options to Michael Spacciapolli, its President, and Chester Shira, its Chairman, to each acquire 87,620 shares of common stock at an exercise price of $1.00 Canadian per share; reduced the option granted to a director in August, 1997 from 450,000 shares to 250,000 shares; and reduced the exercise price of all outstanding options as of February 28, 1998 (except for the option to acquire 607,000 shares at $.01 granted to the Company's President in September, 1997) to $.60 Canadian per share. All exercise price re-pricings were approved by the Vancouver Stock Exchange.

     9. In April, 1998, the Company issued an aggregate of 190,666 shares of common stock (at a rate of $0.60 Canadian of principal indebtedness per share) to the following in cancellation of certain indebtedness of the Company to them:
2M Group; Lewis, England & Associates, Inc.; Luce, Forward, Hamilton & Scripps, LLP; and Shimshon Hasson.

     10. In April, 1998, the Company granted options to purchase an aggregate of 162,500 shares of common stock at an exercise price of $.80 Canadian per share to an officer, employees and one consultant of the Company.

     11. In July, 1998, the Company granted an option to purchase 35,000 shares of common stock at an exercise price of $.85 Canadian to a director; granted an option to purchase 5,000 shares of common stock at an exercise price of $.85 Canadian to an employee; and issued 67,500 shares to a consultant to the Company upon the exercise of stock options for an aggregate exercise price of $40,500 Canadian.

     12. In August, 1998, the Company issued 107,572 shares of common stock to James A. Henderson and Susan V. Henderson as Co-Trustees of The Henderson Living Trust ("Henderson") dated April 3, 1990 in consideration for entering into a Loan Agreement dated August 14, 1998 whereby Henderson loaned the Company $500,000 U.S.

     13. In November, 1998, the Company granted options to purchase an aggregate of 559,000 shares of common stock at an exercise price of $.60 Canadian per share to officers, directors, employees and six consultants to the Company.

     14. In December, 1998, the Company granted an option to purchase 100,000 shares of common stock at an exercise price of $.70 Canadian per share to a consultant to the Company.

     15. In January, 1999, the Company issued 678,750 shares of common stock (at a rate of $0.52 Canadian of principal indebtedness per share) and warrants to purchase an additional 678,750 shares of common stock to James A. Henderson and Susan V. Henderson as Co-Trustees of The Henderson Living Trust ("Henderson") in cancellation of certain indebtedness of the Company to Henderson.

     16. In March, 1999, the Company issued 150,000 shares to Michael Spacciapolli, the Company's President, in exchange for $90,000 Canadian upon exercise of stock options; granted the Company's President, Michael Spacciapolli, options to acquire 450,000 shares at an exercise price of $.85 Canadian (280,000 of these options were returned and cancelled by December 31, 1999); granted Michael Spacciapolli options to acquire 247,500 shares at an exercise price of $.77 Canadian; and granted a consultant to the Company an option to acquire 2,500 shares at an exercise price of $.77 Canadian.

     17. In March, 1999, the Company issued an aggregate of 150,000 shares of common stock and warrants to purchase an additional 150,000 shares of common stock in a private placement to four investors for an aggregate purchase price of $60,000 Canadian.

     18. In April, 1999, the Company issued 37,500 shares of common stock to one investor upon the exercise of stock warrants for an aggregate exercise price of $15,000 Canadian.

     19. In June, 1999, the Company granted an option to purchase 50,000 shares of common stock at an exercise price of $.70 Canadian per share to a director.

     20. On December 31, 1999, the Company granted options to purchase an aggregate of 180,000 shares of common stock to 15 employees at an exercise price of $.42 Canadian per share.

     21. The Company is obligated, upon regulatory approval by the Vancouver Stock Exchange, to issue approximately 195,000 shares of common stock to golf professional Fuzzy Zoeller for his services during the first six months of his Endorsement Agreement dated August 20, 1999.

     For paragraphs 1 and 4 - 20 herein, no underwriters were used with these transactions, and the registrant relied upon the exemptions provided by Section 4(2) and/or Regulation D of the Securities Act. For paragraphs 2 and 3, the registrant relied upon the exemption provided by Section 3(a)(10) of the Securities Act. All references are to Canadian dollars.

Sales to Non-United States Residents

     From December 1, 1996 through December 31, 1999, the Company sold or issued the following securities outside of the United States to persons or entities who are resident outside the United States:

     1. In January, 1997, the Company granted an option to purchase an aggregate of 450,000 shares of common stock at an exercise price of $1.50 Canadian per share to two officers who reside in Canada.

     2. In May, 1997, the Company issued 350,000 shares of common stock to a Canadian company upon exercise of warrants for an aggregate exercise price of $402,500 Canadian.

     3. In June, 1997, the Company issued 100,000 shares of common stock to an officer resident in Canada upon exercise of stock options for an aggregate exercise price of $150,000 Canadian.

     4. In August, 1997, the Company issued 150,000 shares of common stock to a director resident in Canada for services to the Company.

     5. In September, 1997, the Company issued 80,000 shares of common stock to a former director resident in Canada who is now deceased, upon exercise of stock options for an aggregate exercise price of $48,000 Canadian.

     6. In October, 1997, the Company granted options to purchase an aggregate of 635,00 0 shares of common stock at an exercise price of $1.00 Canadian per share to four officers and directors resident in Canada.

     7. In February, 1998, the Company amended a prior option granted to a director resident in Canada to increase the options granted from 50,000 shares at $1.00 Canadian to 100,000 shares at $1.00 Canadian.

     8. In April, 1998, the Company sold an aggregate of 1,454,545 shares of common stock and warrants to purchase an additional 1,454,545 shares of common stock to six investors resident outside the United States for an aggregate purchase price of $800,000 Canadian.

     9. In April, 1998, the Company issued an aggregate of 168,000 shares of common stock (at a rate of $0.60 Canadian of principal indebtedness per share) to the following firms resident in Canada in cancellation of certain indebtedness of the Company to them: Martyn Element & Associates Corporate & Project Finance Limited and Alexander, Holburn, Beaudin & Lang.

     10. In July, 1998, the Company issued an aggregate of 415,000 shares of common stock to three officers resident in Canada upon exercise of stock options for an aggregate exercise price of $249,000 Canadian.

     11. In November, 1998, the Company granted options to purchase an aggregate of 220,000 shares of common stock at an exercise price of $.60 Canadian per share to an officer and a director, both resident in Canada.

     12. In February, 1999, the Company issued an aggregate of 1,454,545 shares of common stock to six investors resident outside the United States upon the exercise of stock warrants for an aggregate exercise price of $800,000 Canadian.

     13. In April, 1999, the Company granted an option to purchase 100,000 shares of common stock at an exercise price of $.70 Canadian per share to an officer resident in Canada.

     14. In April, 1999, the Company issued 100,000 shares of common stock to an officer resident in Canada upon the exercise of stock options at an aggregate exercise price of $60,000 Canadian.

     15. In July, 1999, the Company granted an option to purchase 20,000 shares of common stock at an exercise price of $.85 Canadian per share to a consultant to the Company resident in England.

     16. In September, 1999, the Company granted an option to purchase 150,000 shares of common stock at an exercise price of $.70 Canadian per share to a consultant to the Company resident in Canada.

     17. The Company is obligated, upon regulatory approval by the Vancouver Stock Exchange, to grant to Daiwa Seiko of Japan an option to purchase 300,000 shares of the Company's common stock at an exercise price equal to the closing price on September 16, 1999.

     For paragraphs 1 - 17 under the Non-United States Residents heading, there were no underwriters used and the registrant relied upon the exemptions provided by Regulation S and/or Section 4(2) of the Securities Act. All references are to Canadian dollars.

ITEM 11.   DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value ("Common Stock").

Common Stock

         The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of the shareholders and are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share in all assets of the Company that are legally available for distribution. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares are fully paid and nonassessable.

         As of December 31 1999, there were 22,426,486 shares of Common Stock issued and outstanding, held of record by approximately 1,100 persons.

         At its Annual General Meeting on May 19, 1999, the shareholders of the Company authorized the Board of Directors to approve a reverse stock split of both the authorized and issued share capital of the Company using a ratio of 4:1, such that the authorized shares would be reduced to 12,500,000 from 50,000,000, and the issued shares would be reduced from 22,426,486 to approximately 5,597,246 shares if and when the reverse stock split is authorized by the Board of Directors, assuming a 4:1 reverse split. The shareholders also approved a post-consolidation increase in the authorized capital of the Company to 50,000,000 common shares. As of September 30, 1999, the Board has not proceeded with any share consolidation.

Stock Transfer Agent

         The Company's transfer agent and registrar is Pacific Corporate Trust Company, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company Act for the Province of British Columbia, Canada, the jurisdiction for which the Company is incorporated and the Company's Articles govern the indemnification of directors. Section 128 of the Company Act permits a company to, with the approval of the court, indemnify a director against all costs, charges and expenses because of being or having been a director, including an action brought by the company or corporation if the person acted in good faith with the best interests of the corporation and, in the case of a criminal action, had a reasonable ground for believing the conduct was lawful.

        The Company has a currently effective directors' and officers' liability insurance policy.

        Consolidated Financial Statements of

        CARBITE GOLF INC.

        (Expressed in U.S. Dollars)
        Years ended December 31, 1999 and 1998


AUDITORS' REPORT

To the Directors of Carbite Golf Inc.

We have audited the consolidated balance sheets of Carbite Golf Inc. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1999, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations and cash flows for each of the years in the two year period ended December 31, 1999 and the shareholders' equity as at December 31, 1999 and 1998 to the extent summarized in Note 11 to the consolidated financial statements.

KPMG LLP

Chartered Accountants
Abbotsford, Canada
March 20, 2000

CARBITE GOLF INC.
Consolidated Balance Sheets
(Expressed in U.S. Dollars)

December 31, 1999 and 1998

-------------------------------------------------------------------------------------------
                                                                        1999           1998
-------------------------------------------------------------------------------------------
Assets

Current assets:
  Cash and cash equivalents                                      $   660,669    $ 1,154,678
  Accounts receivable                                              2,368,863      1,304,595
  Inventory (Note 3)                                               2,381,585      1,999,251
  Prepaid expenses                                                   285,641        204,029
  Future tax assets (Note 8)                                         148,000              -
  -----------------------------------------------------------------------------------------
                                                                   5,844,758      4,662,553

Capital assets (Note 4)                                              620,344        385,106

Patents and trademarks, net of accumulated amortization of
$86,333 (1998 - $68,603)                                              90,992         76,000

Deferred costs, net of accumulated amortization of $732,895
(1998 - $500,783)                                                    254,882        353,766

Goodwill, net of accumulated amortization of $625,481
(1998 - $335,481)                                                  2,222,804      2,512,804

-------------------------------------------------------------------------------------------
                                                                 $ 9,033,780    $ 7,990,229
-------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Bank loan                                                      $   191,925    $         -
  Accounts payable and accrued liabilities                           775,950        615,488
  Current portion of long-term debt (Note 5)                          14,152         12,960
  Income taxes payable (Note 8)                                      227,872              -
  -----------------------------------------------------------------------------------------
                                                                   1,209,899        628,448

Long-term debt (Note 5)                                               29,873         44,590

Future tax liability (Note 8)                                          5,000              -

Shareholders' equity:
  Share capital (Note 6)                                          10,454,721      9,777,421
  Deficit                                                         (2,665,713)    (2,460,230)
  -----------------------------------------------------------------------------------------
                                                                   7,789,008      7,317,191

Commitments (Note 12)

-------------------------------------------------------------------------------------------
                                                                 $ 9,033,780    $ 7,990,229
-------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CARBITE GOLF INC.
Consolidated Statements of Operations and Deficit
(Expressed in U.S. Dollars)

Years ended December 31, 1999 and 1998

----------------------------------------------------------------------------------
                                                               1999           1998
----------------------------------------------------------------------------------

Net sales (Note 2(a))                                   $18,510,901    $15,766,882
Cost of sales                                             9,468,562      6,775,240

----------------------------------------------------------------------------------
Gross margin                                              9,042,339      8,991,642

Operating expenses:
  Selling                                                 6,216,698      6,454,481
  Research and development                                  560,616        345,900
  General and administrative                              1,896,688      1,309,429
  Amortization of deferred costs                            232,112        227,400
  Amortization of goodwill, patents and trademarks          307,730        304,460
  Foreign exchange loss                                       6,992          3,658
  --------------------------------------------------------------------------------
                                                          9,220,836      8,645,328
----------------------------------------------------------------------------------
Income (loss) from operations                              (178,497)       346,314

Other income (expenses):
  Gain on dissolution of subsidiary (Note 7)                 66,673              -
  Interest and other                                          4,941          2,959
  Loss on disposal of assets                                      -        (57,954)
  --------------------------------------------------------------------------------
                                                             71,614        (54,995)

----------------------------------------------------------------------------------
Income (loss) before income taxes                          (106,883)       291,319

Income tax provision (Note 8):
  Current                                                   241,600         52,800
  Deferred                                                 (143,000)             -
  --------------------------------------------------------------------------------
                                                             98,600         52,800

----------------------------------------------------------------------------------
Net income (loss)                                          (205,483)       238,519

Deficit, beginning of year                               (2,460,230)    (2,698,749)

----------------------------------------------------------------------------------
Deficit, end of year                                    $(2,665,713)   $(2,460,230)
----------------------------------------------------------------------------------

Earnings (loss) per share (Note 10)                          $(0.01)         $0.01
----------------------------------------------------------------------------------

See accompanying notes to financial statements.

CARBITE GOLf INC.
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------------
                                                                    1999          1998
--------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
  Net income (loss)                                          $  (205,483)   $  238,519
  Add (deduct):
     Items not affecting working capital:
       Depreciation                                              165,752        98,979
       Deferred income tax                                      (143,000)            -
       Equity in loss (earnings) of Carbite Inc.                       -             -
       Amortization                                              539,842       531,860
       Gain on dissolution of subsidiary                         (66,673)            -
       Loss on disposal of capital assets                              -        57,954
     Net changes in non-cash working capital balances
     relating to operations:
       Accounts receivable                                    (1,088,887)     (773,684)
       Inventory                                                (382,334)       72,416
       Prepaid expenses                                          (82,003)      (61,033)
       Accounts payable and accrued liabilities                  252,145      (154,032)
       Income taxes payable                                      227,872             -
  ------------------------------------------------------------------------------------
                                                                (782,769)       10,979

Investments:
  Deferred costs incurred                                       (133,228)      (80,900)
  Patent and trademark costs incurred                            (32,722)      (66,479)
  Purchase of capital assets                                    (400,990)     (256,467)
  Proceeds on disposal of capital assets                               -        19,837
  ------------------------------------------------------------------------------------
                                                                (566,940)     (384,009)

Financing:
  Issuance of common shares, net share of subscriptions          677,300       842,047
  Proceeds on convertible debenture                                    -       500,000
  Repayment of convertible debenture                                   -      (250,000)
  Proceeds on long-term debt                                           -        60,000
  Repayments on long-term debt                                   (13,525)       (2,450)
  Decrease in lease obligation                                         -        (6,857)
  Increase (decrease) in bank loan (net)                         191,925       (18,846)
  ------------------------------------------------------------------------------------
                                                                 855,700     1,123,894

--------------------------------------------------------------------------------------
Increase (decrease) in cash during the year                     (494,009)      750,864

Cash and cash equivalents, beginning of year                   1,154,678       403,814

--------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                       $   660,669    $1,154,678
--------------------------------------------------------------------------------------

Supplementary cash flow information:
  Interest paid                                              $    25,562    $   44,226
  Income taxes paid                                               53,600         9,223
  ------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

1.  Operations:

    The Company is incorporated under the laws of British Columbia, Canada and its primary business activity is the development and sales of a proprietary brand of golf clubs which represents a single operating segment. Prior to June 1998, the Company also operated a printing business. Information with respect to the results of each of these operations for the year ended December 31, 1998 is set out in Note 7. The Company's operations are located in San Diego, California, U.S.A.


2.  Significant accounting policies:

    (a)  Basis of presentation:

         The consolidated financial statements are prepared in accordance Canadian generally accepted accounting principles which conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in Note 11.

         The consolidated financial statements include the accounts of the Company and the following subsidiaries:

         ----------------------------------------------------------------------
         Subsidiary                                        Percentage ownership
         ----------------------------------------------------------------------

         Carbite, Inc.                                                     100%
         AGS Acquisition Corp.                                             100%
         Printer Graphics Inc.                                              90%

         ----------------------------------------------------------------------

         All material intercorporate transactions and balances have been eliminated upon consolidation.

         In 1999, Printer Graphics Inc. was formally dissolved (Note 7).

         During the year ended December 31, 1997 the following transactions occurred:

         (i) On August 29, 1997, the Company acquired 90% of the outstanding shares of Printer Graphics Inc. for $7,615.

         (ii) On September 3, 1997 the Company's newly incorporated, wholly-owned subsidiary, AGS Acquisition Corp., acquired 100% of the outstanding shares of Advanced Golf Systems Inc. in exchange for 700,000 shares of the Company and 700,000 share purchase warrants, for a total deemed purchase price of $362,460. Immediately following the acquisition, Advanced Golf Systems Inc. was merged into AGS Acquisition Corp.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (a) Basis of presentation (continued):

        (iii) On September 3, 1997, the Company's newly incorporated, wholly-owned subsidiary, Carbite Acquisition Corp., acquired the remaining 50.5% of the outstanding shares of Carbite, Inc. in exchange for 7,078,872 shares of the Company and 912,524 share purchase warrants, for a total deemed purchase price of $3,665,435. As part of the purchase, the Company also issued 607,000 share options to a director, who previously held 607,000 options of Carbite, Inc. Immediately following the acquisition, Carbite, Inc. was merged into Carbite Acquisition Corp. In fiscal 1999, Carbite Acquisition Corp. changed its name to Carbite Inc.

        These transactions have been accounted for using the purchase method with the results of operations of the acquired subsidiaries included in the financial statements from the dates of acquisition. Aggregate acquisition costs of $3,260,256 were allocated as follows:

          -------------------------------------------------------------------------------------
                                                Printer Graphics    Advanced Golf      Carbite,
                                                            Inc.      Systems Inc.         Inc.
          -------------------------------------------------------------------------------------
          Assets acquired:
             Non-cash current assets                    $ 75,399        $  15,000    $3,112,748
             Capital assets                               45,038                -       245,135
             Investment in joint venture                       -          944,077             -
             Goodwill                                     12,325         (589,138)    2,974,384
             Deferred costs                                    -                -       148,647
             ----------------------------------------------------------------------------------
                                                         132,762          369,939     6,480,914
          Liabilities assumed:
             Current liabilities                          98,913            9,036       902,367
             Non-current liabilities                      47,303                -     1,004,005
             50% Existing equity ownership                     -                -     1,661,735
             ----------------------------------------------------------------------------------
                                                         146,216            9,036     3,568,107
          -------------------------------------------------------------------------------------
          Net non-cash assets acquired                  $(13,454)       $ 360,903    $2,912,807
          -------------------------------------------------------------------------------------

          Advanced Golf Systems Inc. held a 49% interest in the Viper Bite joint venture with Carbite Inc., which held the other 51% interest. This joint venture was effectively terminated upon the completion of these acquisitions.

          The consolidated statement of operations for 1997 reflect only the post acquisition earnings of Carbite, Inc.

      (b) Cash and cash equivalents:

          Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity date of three months or less.

      (c) Inventory:

          Inventory is valued at the lower of cost and net realizable value.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (d)  Investment in Carbite, Inc.:

         From March 15, 1996 up to the completion of the acquisition of Carbite, Inc. (Note 2(a)), the Company's 49.5% investment in Carbite, Inc. was accounted for using the equity method. This interest was acquired through the closing of various agreements originally entered into in September 1994. The first such closing occurred in January 1995. Prior to January 1995, the Company did not hold any interest in Carbite, Inc. Under the equity method, the original cost of the shares was adjusted for the Company's share of post-acquisition earnings or losses less dividends. The excess of the cost of the shares of Carbite, Inc. over the net book values of the net assets on the date of acquisition amounted to $538,481. This excess related to the goodwill and certain intangible assets of Carbite, Inc. and was being amortized on a straight-line basis over ten years. Upon the completion of the acquisition, the unamortized balance was added to goodwill.

    (e)  Deferred costs:

         Deferred costs are related to the development and promotion of the products of Carbite, Inc. The costs are being amortized on a straight-line basis over a maximum five year period, depending on the nature of the costs.

    (f)  Capital assets:

         Capital assets are stated at cost. Depreciation is provided over the estimated useful lives of the assets.

    (g)  Goodwill:

         Goodwill, representing the excess of cost over net assets of subsidiaries acquired and certain intangible assets purchased, is amortized using the straight-line method over ten years. The Company assesses the continuing value of goodwill each year by considering current operating results, trends, and prospects and measures impairment when the estimated undiscounted future cash flows exceed the carrying value of the asset. In the year of an impairment in value, the goodwill will be reduced by a charge to earnings equal to this excess.

    (h)  Patents and trademarks:

         Patents and trademarks represent all costs incurred to obtain these intangible assets. The patents and trademarks are amortized using the straight-line method over ten years. The Company assesses the continuing value of patents and trademarks each year by considering operating results, trends, and prospects and measures impairment when the estimated undiscounted future cash flows exceed the carrying value of the asset. In the year of an impairment in value, the patents will be reduced by a charge to earnings equal to this excess.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

    (i)  Foreign currency translation:

         The Company has adopted the United States dollar as its reporting currency, which is also its functional currency. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period other than depreciation and amortization which are translated at the same rates of exchange as the related assets. The net effect of the foreign currency translation is included in current operations.

    (j)  Revenue recognition:

         Revenue is recognized on shipment of finished goods which is when title passes. Accordingly, the Company sells products FOB shipping point. Upon shipment the Company does not have significant remaining obligations related to products sold.

    (k)  Income taxes:

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (l)  Use of estimates:

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Inventory:

    --------------------------------------------------------------------------
                                                             1999         1998
    --------------------------------------------------------------------------
    Raw materials                                      $1,737,788   $  936,237
    Finished goods                                        643,797    1,063,014
    --------------------------------------------------------------------------
                                                       $2,381,585   $1,999,251
    --------------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

4.  Capital assets:

    --------------------------------------------------------------------------
                                                            1999          1998
    --------------------------------------------------------------------------
    Office and computer equipment                      $  364,047   $  151,523
    Manufacturing equipment                               609,348       432,93
    Automotive equipment                                    6,785        6,785
    Leasehold improvements                                 32,484       20,430
    --------------------------------------------------------------------------
                                                        1,012,664      611,674
    Less:  accumulated depreciation                       392,320      226,568
    --------------------------------------------------------------------------
                                                       $  620,344   $  385,106
    --------------------------------------------------------------------------

5.  Long-term debt:

    --------------------------------------------------------------------------
                                                            1999          1998
    --------------------------------------------------------------------------
    Bank loan, payable in monthly instalments of $1,501
     including interest at bank prime rate plus 1.75%
     per annum, due November 2002                      $   44,025   $   57,550

    Less: current portion                                  14,152       12,960
    --------------------------------------------------------------------------
                                                       $   29,873   $   44,590
    --------------------------------------------------------------------------

    Principal repayments for the next three years are as follows:

    --------------------------------------------------------------------------
    2000                                                            $   14,152
    2001                                                                15,673
    2002                                                                14,200
    --------------------------------------------------------------------------

  The Company has also secured an operating line of credit of $1,000,000. The operating line of credit bears interest at bank prime rate plus 1% per annum.

  The above bank loan and operating line of credit, are secured by assignment of inventories, accounts receivable, equipment and assignment of insurance proceeds.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. Dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

6.  Share capital:

    Authorized:

       50,000,000 Common shares with no par value

    Issued:

    ----------------------------------------------------------------------------
                                                           Number
                                                        of shares         Amount
    ----------------------------------------------------------------------------
    Balance, December 31, 1997                         17,577,408    $ 8,685,374

    Escrow shares cancelled (Note 6(a))                  (125,000)             -
    Issued in 1998:
      For cash (net of financing costs of $92,770)      2,044,617        691,537
    For settlement of debt                                358,666        150,510
    For conversion of debenture                           678,750        250,000
    ----------------------------------------------------------------------------
    Balance, December 31, 1998                         20,534,441      9,777,421

    Issued in 1999:
      For cash (net of offering costs of $6,265)        1,892,045        677,300
    ----------------------------------------------------------------------------
    Balance, December 31, 1999                         22,426,486    $10,454,721
    ----------------------------------------------------------------------------

    (a)  Escrow shares:

         As at December 31, 1997, 125,000 of the issued shares were held subject to an escrow agreement. The approval of the regulatory authorities was required for the transfer or release of these shares. In fiscal 1998, these shares were cancelled for nil proceeds.

    (b)  Share options:

    ----------------------------------------------------------------------------
                                                        Options
                                      Number     exercisable at      Price range
                                  of options        end of year        (CAD $'s)
    ----------------------------------------------------------------------------
    Balance, December 31, 1997     2,359,500          2,359,500            $0.87
         Granted                   1,071,500                       0.60 to $0.80
         Exercised                  (482,500)                              $0.60
         Cancelled/expired                                                 $0.60

    Balance, December 31,                             2,411,240            $0.47
         Granted                                                   0.70 to $0.90
         Granted                     180,000                               $0.42
         Exercised                  (250,000)                              $0.60
         Cancelled/expired          (517,000)                      0.60 to $0.85
    ----------------------------------------------------------------------------
    Balance, December 31, 1999     2,944,240          2,944,240            $0.54
    ----------------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

6.  Share capital (continued):

    (b)  Share options (continued):

         At the annual general meeting of May 29, 1998, the shareholders approved the repricing of all outstanding share options, primarily from CAD $1.00 per share to CAD $0.60 per share.

         The following share options were outstanding at December 31, 1999:

          -------------------------------------------------------------
                            Number       Exercise
                         of shares          price           Expiry date
          -------------------------------------------------------------
                                          (CAD $)
          Employees        153,000         0.80          April 14, 2000
          Employee         150,000         0.70      September 15, 2000
          Directors        179,240         0.60         October 1, 2002
          Employees        118,500         0.60         October 1, 2002
          Employees          7,500         0.60        December 9, 2002
          Director         607,000         0.01           March 1, 2003
          Directors        220,000         0.60           March 3, 2003
          Employees        559,000         0.60           March 3, 2003
          Employee         100,000         0.70       December 19, 2003
          Employee           2,500         0.77          March 23, 2004
          Director         247,500         0.77          March 23, 2004
          Director         270,000         0.85          March 26, 2004
          Employee         100,000         0.90          April 19, 2004
          Employee          50,000         0.70           June 25, 2004
          Employees        180,000         0.42       December 31, 2004
          -------------------------------------------------------------
                         2,944,240
          -------------------------------------------------------------

          No compensation resulted from the granting of these options as the options were granted having exercise prices based on the market value of the Company's common shares at the date of grant.

    (c)   Share purchase warrants:

          The following share purchase warrants were outstanding at December 31, 1999:

          -------------------------------------------------------------
                              Number     Exercise
                           of shares        price           Expiry date
          -------------------------------------------------------------
                                          (CAD $)
          Warrants           678,750       0.52       November 30, 2000
          Warrants           112,500       0.40        January 25, 2000
                                           0.52        January 25, 2001
          -------------------------------------------------------------
                             791,250
          -------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

7.  Segmented information:

    As indicated in Note 1, prior to the operations in June 1998, the Company was active in operating two segments. Summarized financial information for the year ended December 31, 1998 for these segments is as follows:

    ---------------------------------------------------------------------
                                   Golf clubs     Printing          Total
    ---------------------------------------------------------------------

    Revenue                        $15,638,390    $128,492    $15,766,882
    Cost of sales                    6,679,384      95,856      6,775,240
    ---------------------------------------------------------------------
                                     8,959,006      32,636      8,991,642
    Operating expenses               8,560,667      84,661      8,645,328

    ---------------------------------------------------------------------
    Income (loss) from operations  $   398,339    $(52,025)   $   346,314
    ---------------------------------------------------------------------

    In June 1998 the Company ceased its printing operations.

    In fiscal 1999, the Company formally dissolved its subsidiary, Printer Graphics Inc., resulting in a gain on dissolution of $66,673 for accounting purposes.

    Revenue and long-lived assets relating to foreign and domestic operations based on the location of the customer are as follows:

    ---------------------------------------------------------------------
                                                       1999          1998
    ---------------------------------------------------------------------

    Net sales:
      United States                             $16,285,551   $14,542,745
      Japan                                       1,906,830     1,212,833
      Other                                         318,520        11,304
    ---------------------------------------------------------------------
                                                $18,510,901   $15,766,882
    ---------------------------------------------------------------------

    Long-lived assets:
      United States                             $   818,532   $   489,699
      Taiwan                                        194,132       121,975
    ---------------------------------------------------------------------
                                                $ 1,012,664   $   611,674
    ---------------------------------------------------------------------

    Major customers, representing 10% or more of the total sales, were:

    ---------------------------------------------------------------------
                                                       1999          1998
    ---------------------------------------------------------------------
    Japan                                       $ 1,906,000   $         -
    ---------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

8.  Income taxes:

    The Company's provision (recovery) for income taxes differs from the amounts computed by applying the combined U.S. federal and state income tax rate of 43% for the following reasons:

    ---------------------------------------------------------------------
                                                       1999          1998
    ---------------------------------------------------------------------
    Income tax provision (recovery) at the
      statutory rate                               $(45,960)    $ 125,267

    Increase (decrease) in valuation allowance
      for net future tax assets                      92,526      (219,801)

    Adjustment for printing operation and loss
      on disposal of assets                         (28,669)       47,291

    Amortization of non-deductible goodwill         124,700       124,700

    Non-deductible expenses and other               (43,997)      (24,657)
    ---------------------------------------------------------------------
    Actual tax provision                           $ 98,600     $  52,800
    ---------------------------------------------------------------------

    The tax effects of temporary differences that give rise to significant portion of the future tax assets and future tax liabilities at December 31, 1999 and 1998 are presented as follows:

    ---------------------------------------------------------------------
                                                       1999          1998
    ---------------------------------------------------------------------
    Future tax assets:

    Non capital loss carry forwards:
      Canadian                                   $  762,110     $ 619,186
      U.S.                                               -         58,687
    ---------------------------------------------------------------------
                                                    762,110       677,873

    Unclaimed Canadian research and development
    expenditures                                    141,218       132,929

    U.S. current future tax assets                  148,000            -
    ---------------------------------------------------------------------
    Total gross future tax assets                 1,051,328       810,802

    Less: valuation allowance                      (903,328)     (810,802)
    ---------------------------------------------------------------------
    Net future tax assets                        $  148,000    $       -
    ---------------------------------------------------------------------
    Future tax liability:

      Capital assets and patents                 $    5,000    $       -
    ---------------------------------------------------------------------
    Net future tax liability                     $    5,000    $       -
    ---------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

8.  Income taxes (continued):

    The Company has losses for tax purposes of approximately CAD $2,558,000 which are available to offset future years' taxable income in Canada expiring as follows:

    ---------------------------------------------------------------------
    2000                                                   CAD $  113,000
    2001                                                           97,000
    2002                                                          172,000
    2003                                                          475,000
    2004                                                          941,000
    2005                                                          268,000
    2006                                                          492,000
    ---------------------------------------------------------------------
                                                           CAD $2,558,000
    ---------------------------------------------------------------------

    The Company has unclaimed research and development expenditures of approximately CAD $474,000 which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

9.  Related party transactions:

    The following amounts were charged by directors and officers of the Company:

    ---------------------------------------------------------------------
                                                       1999          1998
    ---------------------------------------------------------------------
    Wages and fees to directors                   $      -       $ 14,231

    Management salaries paid to directors post
      Carbite, Inc. acquisition (Note 2(a))         327,500       375,215

    Royalties paid to a director post
      Carbite, Inc. acquisition (Note 2(a))         174,367       168,445

    Legal fees paid to directors                      8,000            -

    Consulting fees paid to a company controlled
      by a director                                      -             -

    Wages and fees paid to an officer               117,668        84,537

    Interest paid to directors                           -          3,548
    ---------------------------------------------------------------------

    These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

10. Earnings (loss) per share:

    The earnings per share figures are calculated using the weighted average monthly number of shares outstanding during the respective fiscal years, which was 22,117,367 in 1999 and 19,074,032 in 1998. The effect of the exercise of share options and share purchase warrants outstanding is antidilutive in 1999 and not materially dilutive in 1998.

11. Differences between generally accepted accounting principles in Canada and the United States:

    The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

    Had the Company followed U.S. GAAP, the deferred cost and goodwill section of the balance sheet contained within the consolidated financial statements would have been reported as follows:

   ----------------------------------------------------------------------------------
                                             1999                      1998
                                   ------------------------   -----------------------
                                      Canadian         U.S.     Canadian         U.S.
                                          GAAP         GAAP         GAAP         GAAP
   ----------------------------------------------------------------------------------
   Deferred costs (Note 11(a))      $  254,882   $        -   $  353,766   $        -
   Goodwill (Note 11(d))             2,222,804    2,585,804    2,512,804    2,923,154
   ----------------------------------------------------------------------------------

  Had the Company followed U.S. GAAP, the shareholders' equity section of the balance sheet contained within the consolidated financial statements would have been reported as follows:

   -----------------------------------------------------------------------------------
                                             1999                      1998
                                   -------------------------   -----------------------
                                      Canadian          U.S.     Canadian         U.S.
                                          GAAP          GAAP         GAAP         GAAP
   -----------------------------------------------------------------------------------
   Shareholders' equity:
     Share capital                  $10,454,721  $10,454,721  $ 9,777,421  $ 9,777,421
     Additional paid-in
     capital (Note 11(d))                    -       668,174           -       594,874
     Deficit (Note 11(a))            (2,665,713)  (3,225,769)  (2,460,230)  (2,998,520)
   -----------------------------------------------------------------------------------
                                    $ 7,789,008  $ 7,897,126  $ 7,317,191  $ 7,373,775
   -----------------------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

11. Differences between generally accepted accounting principles in Canada and the United States (continued):

    Had the Company followed U.S. GAAP, the statement of operations contained within the consolidated financial statements would have been reported as follows:

    -----------------------------------------------------------------------------------
                                                                      1999         1998
    -----------------------------------------------------------------------------------

    Income (loss) from operations under Canadian GAAP            $(178,497)   $ 346,314
    Reversal of amortization of deferred costs (Note 11(a))        232,112      227,400
    Deferred costs incurred (Note 11(a))                          (133,228)     (80,900)
    Repriced options (Note 11(d))                                        -     (121,374)
    Compensation expense (Note 11(d))                              (73,300)           -
    Goodwill amortized (Note 11(d))                                (47,350)     (47,350)

    -----------------------------------------------------------------------------------
    Income (loss) from operations under U.S. GAAP                $(200,263)   $ 324,090
    -----------------------------------------------------------------------------------

    Net income (loss) under Canadian GAAP                        $(205,483)   $ 238,519
    Deferred costs incurred (Note 11(a))                          (133,228)     (80,900)
    Amortization of deferred costs (Note 11(a))                    232,112      227,400
    Repriced options (Note 11(d))                                        -     (121,374)
    Compensation expense (Note 11(d))                              (73,300)           -
    Goodwill amortized (Note 11(d))                                (47,350)     (47,350)

    -----------------------------------------------------------------------------------
    Net income (loss) under U.S. GAAP, being
      comprehensive income (loss) under U.S. GAAP                $(227,249)   $ 216,295
    -----------------------------------------------------------------------------------

    Net income (loss) per share under U.S. GAAP                  $   (0.01)   $    0.01
    -----------------------------------------------------------------------------------

    For all periods presented net income (loss) under U.S. GAAP equals comprehensive income (loss).

    Had the Company followed U.S. GAAP, the statements of cash flows contained within the consolidated financial statements would have been reported as follows:

    -----------------------------------------------------------------------------------
                                                                    1999         1998
    -----------------------------------------------------------------------------------

    Cash provided by (used in) operating activities under
      Canadian GAAP                                              $(782,769)   $  10,979
    Deferred costs incurred (Note 11(a))                          (133,228)     (80,900)

    -----------------------------------------------------------------------------------
    Cash used in operating activities under U.S. GAAP            $(915,997)   $ (69,921)
    -----------------------------------------------------------------------------------

    Cash used in investing activities under Canadian basis       $(566,940)   $(384,009)
    Deferred costs incurred (Note 11(a))                           133,228       80,900
    -----------------------------------------------------------------------------------

    Cash provided by (used in) investing activities
      under U.S. basis                                           $(433,712)   $(303,109)

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

11. Differences between generally accepted accounting principles in Canada and the United States (continued):

    (a)  Deferred costs:

         Under U.S. GAAP, the expenditures that were deferred and amortized under Canadian GAAP would have been expensed in the year incurred against operations and accordingly, there would be no amortization of deferred costs.

    (b)  Recent accounting pronouncements:

         In June 1998, the Financial Accounting Standards Board issued Statement of financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. To date, the Company has not entered into derivative instruments. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

         The U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
         101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. The Company does not expect the guidance of SAB 101 to have a material effect on its financial statements upon adoption.

    (c)  Impairment in goodwill and other intangibles:

         As described in Note 2(g) and (h), the Company will measure impairment for Canadian GAAP purposes by the excess of carrying values over the undiscounted estimated future cash flows. For U.S. GAAP purposes, the impairment calculation is made by reference to discounted future cash flows.

    (d)  Compensation expense:

         As described in Note 6(a), on May 28, 1998 the shareholders approved the repricing of existing stock options. For U.S. GAAP purposes, this results in an additional compensation charge to the extent of the intrinsic value of these options at that date.

         In September 1999, the Company committed to grant 300,000 fully vested options to Daiwa to act as an exclusive distributor for a five year term (Note 12(c)). The fair value of the options of $73,300, determined in accordance with FAS 123, has been recognized as compensation expense at the contract performance date. The following assumptions were used to determine the fair value of the options: Risk-free interest rate of 5.5%; dividend yield rate of 0%; price volatility of 67%; and expected life of options of three years.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

11. Differences between generally accepted accounting principles in Canada and the United States (continued):

    (d)  Compensation expense (continued):

         Under U.S. GAAP, the estimated fair value of 607,000 fully vested options issued in exchange for fully vested options as part of the Carbite Inc. acquisition (Note 2(a)(iii)) would be recorded as additional cost of the acquisition. The estimated fair value of the options of $473,500 was recorded as additional goodwill and additional paid-in capital. The fair value of these options was calculated by the following assumptions of the options: Risk-free interest rate of 5.5%; dividend yield rate of 0%; price volatility of 67%; and expected life of options of 5.17 years. This additional goodwill would be amortized over a period of ten years consistent with that recorded under Canadian GAAP.

         For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation to employees under APB 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the date of grant over the amount the optionee must pay to acquire the stock. No additional compensation expense was recognized under APB 25 for the years ended December 31, 1999 and 1998.

         The Company follows the disclosure provisions of FAS 123. Had compensation cost been determined based on fair value at the grant date for options to employees consistent with the measurement provision of FAS 123, net income (loss) and earnings (loss) per share would have been:

         ----------------------------------------------------------------------------------
                                                                          1999         1998
         ----------------------------------------------------------------------------------

        Net income (loss) as reported                                $(116,499)   $ 216,295
        Additional compensation for fair value to options             (116,400)     (63,900)

        -----------------------------------------------------------------------------------
        Pro forma net income (loss)                                  $(232,899)   $ 152,395
        -----------------------------------------------------------------------------------

        Pro forma earnings (loss) per share                          $   (0.01)   $    0.01
        -----------------------------------------------------------------------------------

        The following assumptions were used to estimate the fair value of options:

        -----------------------------------------------------------------------------------
                                                                          1999         1998
        -----------------------------------------------------------------------------------

        Risk-free interest rate                                           5.10%         5.0%
        Dividend yield rate                                                  0%           0%
        Price volatility                                                    38%          59%
        Weighted average expected life of options                       1 year       1 year

        -----------------------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

    The weighted average fair value of the options granted in 1999 was $0.16 (1998 - $0.07) per option.

12. Commitments:

    (a)  Royalty agreement:

         The Company has a royalty agreement with one of the directors, which pays a fixed fee per club sold in exchange for the exclusive assignment of all the patents made by the director. It also pays 1/3 of royalties received by the Company from competitors using the Company's patented technology.

    (b)  Endorsement agreement:

         In 1999, the Company signed a six year endorsement agreement, which gives the Company unlimited worldwide use of the endorser's name and likeness in promotions for the Company and its products. The endorser also agrees to publicly use Carbite products while competing at PGA events, and participate in promotional activities the Company arranges.

         As consideration, the Company agrees to pay the endorser the following amounts, in cash and in shares:

         -----------------------------------------------------------------------------------
                                                                                Dollar value
         Year                                                           Cash       of shares
         -----------------------------------------------------------------------------------

         2000                                                       $200,000        $100,000
         2001                                                        200,000         100,000
         2002                                                        275,000         225,000
         2003                                                        300,000         250,000
         2004                                                        325,000         250,000
         -----------------------------------------------------------------------------------

         The contract can be terminated by the Company if certain sales figures are not met or if the endorser in unable to fulfill his duties. For accounting purposes, the value of each year's consideration will be recognized by a charge against income on a straight-line basis.

    (c)  Trademark license and distribution agreements:

         In September 1999, the Company entered into two agreements with Daiwa Seiko of Japan:

         A Trademark License Agreement which permits the Company to use the Daiwa name and other trademarks of Daiwa on golf products in the Unites States. The term is five years with an option for an additional five-year term. The Company is obligated to pay a royalty of 6% of the Company's FOB purchase price on all products sold under the license. The agreement is subject to termination upon certain events, including failure to meet certain minimum royalty amounts ($75,000 in Year 1, $225,000 in Year 2, $250,000 in Year 3, $375,000 in Year 4 and $450,000
         in Year 5).

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1999 and 1998

--------------------------------------------------------------------------------

12. Commitments (continued):

    (c)  Trademark license and distribution agreements (continued):

         A Distribution Agreement which designates the Company as the exclusive distributor of Daiwa golf products in the United States for a term of five years with an option to renew for an additional five years. The agreement is subject to termination upon certain events, including the failure for two consecutive years to undertake to meet certain minimum purchase obligations, which begin at $1.75 million for the first year of the agreement and escalate substantially each year thereafter. The agreement commits the Company to grant to Daiwa an option, exercisable through August 31, 2002, to buy 300,000 shares of the Company's common stock at the closing market value of the Company's common shares on September 16, 1999 of $0.70 per share. The Company must also pay 10% of Daiwa net sales for advertising and promotion of Daiwa products in the United States.

13. Fair value of financial instruments:

    For certain of the Company's financial instruments including accounts receivable and accounts payable and accrued liabilities, the carrying amounts approximate fair value due to the immediate or short-term maturity of these financial instruments.

    The carrying value for long-term debt approximates fair value because the borrowing rate is similar to the rates currently available to the Company for loans with similar terms and maturity.

14. Reclassification:

    Certain of the prior years' figures have been reclassified to conform to the presentation adopted in the current year.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

          a.  Financial Statements

          The following Financial Statements of the Company are included in this Amendment #3 to form 10-SB:

          Independent Auditor's Report

          Consolidated Balance Sheets as of December 31, 1999 and 1998


          Consolidated Statements of Operations and Deficit for the years ended December 31, 1999 and 1998

          Consolidated Statements of Changes in Financial Position for the years ended December 31, 1999 and 1998

          Notes to Consolidated Financial Statements

          b.   Index to Exhibits

EXHIBIT
NUMBER         DESCRIPTION
--------------------------

*2.1 Agreement and Plan of Merger between Carbite, Inc., Carbite Golf, Inc. and Carbite Acquisitions Corp. dated June 6, 1996

*2.2 Agreement between Advanced Golf Systems, Inc. and Carbite Golf, Inc. dated September 24, 1996

*3.1      Amended and Restated Articles of Incorporation and Bylaws of the
          Company

*4.1      Specimen Common Stock Certificate

*4.2      Form of Warrant

*10.1     Royalty Agreement between Carbite, Inc. and C. S. Shira dated March 1,
          1993

*10.2 Employment Agreement between the Company and Chester S. Shira dated September 3, 1997

*10.3 Employment Agreement between the Company and Michael A. Spacciapolli dated September 3, 1997

*10.4 License Agreement between Carbite Golf Company and Taylor Made Golf dated January 1, 1995 and Amendment dated March 4, 1997

*10.5 License Agreement between Carbite, Inc. and K Z Golf, Inc. dated October 28, 1998

*10.6 Endorsement Agreement between Carbite Golf, Inc., Carbite, Inc. and Fuzzy Zoeller Productions, Inc. dated August 20, 1999

*10.7 Agreement and Plan of Merger between Carbite, Inc., Carbite Golf, Inc. and Carbite Acquisition Corp. dated June 6, 1996

*10.8 Agreement between Advanced Golf Systems, Inc. and Carbite Golf, Inc. dated September 24, 1996

*10.9 Loan Agreement dated April 13, 1998 between the Company and James A. and Susan V. Henderson as Co-Trustees of the Henderson Living Trust

*10.10 Lease Agreement dated January 6, 1998 between Carbite, Inc. and Nancy Ridge Technology Center, LLC relating to the facilities at 6330 Nancy Ridge Road, San Diego, CA 92121

*10.11    Form of Stock Option Agreement

*10.12    Employee Confidentiality and Invention Agreement

*10.13 Commercial Security Agreement between Carbite, Inc. and Scripps Bank dated May 15, 1999

*10.14 Trademark License Agreement between Carbite Golf, Inc. and Daiwa Seiko, Inc. dated September 16, 1999

*10.15 Exclusive Distribution Agreement between Carbite Golf, Inc. and Daiwa Seiko, Inc. dated September 16, 1999

*10.16 Lease Agreement between Manufacturers Life Insurance and Carbite, Inc. dated October 29, 1999 relating to facilities at 9985 Huennekens Street, San Diego, CA 92121

*13.      Form F-X Appointment of Agent for Service of Process and Undertaking

**27.     Financial Data Summary

*Previously filed and incorporated herein by reference

**Filed herewith

SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CARBITE GOLF, INC.



Date: December 19, 2000                      By: /s/ John R. Pierandozzi
                                                -----------------------
                                                John R. Pierandozzi
                                                Chief Executive Officer